OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2016

	Total
Balance, January 1, 2016	$ 22,644
Members' contributions	70,000
Net loss	(61,977)
Balance, December 31, 2016	$ 30,667

See accompanying notes.